		New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong
Michael Kaplan
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com
CONFIDENTIAL

August 13, 2020

Re:	American Well Corporation

Draft Registration Statement on Form S-1

Submitted July 21, 2020

CIK No. 0001393584

Mr. Daniel Morris

Ms. Erin Jaskot

Ms. Suying Li

Ms. Angela Lumley

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Morris:

On behalf of American Well Corporation, a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated August 4, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter and to update the Registration Statement to include first quarter numbers, the Company has amended the Registration Statement and is submitting Confidential Draft Submission No. 3 to the Registration Statement (“Amendment No. 2”) together with this response letter. Amendment No. 2 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 2 and three marked copies of Amendment No. 2 showing the changes to the Registration Statement submitted on July 21, 2020.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 2 where the amended language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 2.

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	2	August 13, 2020

Our business could be adversely affected by legal challenges, page 47

1.

We note your response to prior comment 5. Please revise the registration statement to include the supplemental information provided in your response about the impact of relaxed restrictions on telehealth services.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 105 and 136 of Amendment No. 2.

Healthcare Innovators, page 111

2.

We note your response to prior comment 9 and re-issue in part. If, as noted in your response, you do not have any material agreements with healthcare innovators, please revise your disclosure to more clearly reflect the significance to your business of your relationships with these innovators.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 114 of Amendment No. 2.

Physicians and Healthcare Professionals, page 132

3.

We note that in response to our prior comment 12 you state that the Business Support Agreements with AMG-affiliated entities are internal to the Company, and therefore you do not have to file such agreements. Please tell us why you believe Item 601(b)(10)(ii)(B) does not require you to file contracts with consolidated subsidiaries. Please also tell us why you believe you are not required to file any material contracts with AMG-affiliated entities pursuant to Item 601(b)(10)(i). In the alternative, please file the Business Support Agreements, and any other material agreements with the AMG-affiliated entities, as exhibits to the registration statement.

Response: In response to the Staff’s comment, the Company is filing each Business Support Agreement with the AMG-affiliated entities, other than certain Business Support Agreements with AMG-affiliated entities that are “immaterial in amount or significance,” as in aggregate such agreements generate no more than $1 million per year in fees for the Company, and are therefore not required to be filed. The Company notes that it has also filed the most recent amendment to each Business Support Agreement that it is filing. All prior amendments have been superseded by the amendments that are being filed as part of Amendment No. 2. In addition, the Company notes that the BSA agreements that the Company has chosen not to file are identical in form to those BSA agreements that the Company has filed as part of Amendment No. 2.

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	3	August 13, 2020

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Ido Schoenberg, co-Chief Executive Officer
Roy Schoenberg, co-Chief Executive Officer
Keith Anderson, Chief Financial Officer
Bradford Gay, Senior Vice President and General Counsel

American Well Corporation

Michael Benjamin, Esq.

Nathan Ajiashvili, Esq.

Latham & Watkins LLP